October 18, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited
Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 10 (“Amendment No. 10”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and previously amended on February 7, 2007, March 21, 2007, June 28, 2007, July 27, 2007, August 10, 2007, August 21, 2007, September 10, 2007, September 27, 2007 and October 4, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 10 responds to comments received from the Commission’s staff (the “Staff”) by letter dated October 12, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 10. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 10.
*******

Jay Mumford
Securities and Exchange Commission
October 18, 2007

Capitalization Table, page 32
1.	We noted the adjusted amounts you included in the table. We also note your discussion above that states the “As Adjusted” column reflects your capitalization as of June 30, 2007 with adjustments to reflect the receipt of the estimated net proceeds. Please revise your discussion to specifically explain each adjustment to your actual June 30, 2007 balances. Also, revise to disclose the shares excluded from the number of shares of your common stock outstanding as of June 30, 2007 to calculate your ordinary shares as adjusted shown in the table.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 31 of Amendment No. 10, which reflects the revisions.
Description of Share Capital, page 124
2.	Please describe the one-third quorum requirement in Section 8.13 of Exhibit 3.2. Also, add any appropriate risk factors.

The Registrant has deleted Section 8.13 of Exhibit 3.2 in its entirety (which included the one-third quorum requirement) and replaced the provision with one that does not provide for a one-third quorum requirement and, accordingly, would not require additional disclosure in either the “Risk Factors” or “Description of Share Capital” section of the prospectus included in the Registration Statement. Please refer to Section 8.13 of the Registrant’s Articles of Association, included as Exhibit 3.2 to the Registrant’s Registration Statement, which reflects the revisions.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page, F-2
3.	Please have your auditors revise their opinion to include a signed unrestricted audit opinion.

The Registrant’s auditors have revised their opinion to include a signed unrestricted audit opinion. Please refer to page F-2 of Amendment No. 10, which reflects the revisions.
Note, 3 Significant Accounting Policies, page F-7
4.	Revise to include a discussion regarding the pro forma balance sheet included on page F-3.

In response to the Staff’s comment, the Registrant has revised the Registration Statement at requested. Please refer to page F-8 of Amendment No. 10, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
October 18, 2007

Exhibits
5.	We may have further comment after you file exhibit 5.

The Registrant has included Exhibit 5.1 with Amendment No. 10 and acknowledges that the Staff may have further comments.
*******
     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect to Amendment No. 10, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.
Sincerely,
/S/ BRIAN J. GAVSIE
Brian J. Gavsie
     CC: Alec Taylor, CEO of the Registrant